Exhibit 99.1

AMARIN ANNOUNCES APPOINTMENT OF DR. JOHN CLIMAX AS NON-
EXECUTIVE DIRECTOR

LONDON, United Kingdom, March 21, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Dr. John Climax as non-executive director.

Dr. Climax was a founder of ICON Clinical Research plc, serving as a Director and Chief Executive Officer of ICON and its subsidiaries since June 1990. In November 2002, he was appointed Executive Chairman. He has over 25 years of experience in the contract research industry globally.

Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD in clinical pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations. Dr. Climax is an adjunct Professor at the Royal College of Surgeons, Dublin and Chairman of the Human Dignity Foundation, a Swiss based charity.

Thomas Lynch, Chairman of Amarin, commented “We are delighted that Dr. Climax has agreed to join Amarin’s board. Dr Climax’s considerable business and pharmaceutical industry experience will prove invaluable in helping Amarin to achieve its objective of becoming a leader in the development of novel drugs for the treatment of central nervous system disorders.”

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Contacts:
Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com
Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)
Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of March 21, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.